SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No.....)*

                           INTROGEN THERAPEUTICS, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   46119F 10 7
                                 (CUSIP Number)

                              Edward H. Stratemeier
                                 Vice President
                            Rhone-Poulenc Rorer, Inc.
                        300 Somerset Corporate Boulevard
                          Bridgewater, New Jersey 08807
                                  908-243-6000


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 2, 2001
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 46119F 10 7

1)      Name of Reporting Person:          Rhone-Poulenc Rorer, Inc.

        I.R.S. Identification Nos. of Above Persons (entities only):  23-1699163

2)      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)      [  ]
        (b)      [  ]

3)      SEC Use Only

4)      Source of Funds (See Instructions)
        Working Capital

5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)     [  ]

6)      Citizenship or Place of Organization
        Pennsylvania


                  7)       Sole Voting Power
                           6,312,614 (1)
Number of         --------------------------------------------------------------
Shares            8)       Shared Voting Power
Beneficially                 0
Owned by          --------------------------------------------------------------
Each              9)       Sole Dispositive Power
Reporting                  6,312,614 (1)
Person With       --------------------------------------------------------------
                  10)      Shared Dispositive Power
                           0

11)     Aggregate Amount Beneficially Owned by Each Reporting Person

        6,312,614

12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)    [  ]

13)     Percent of Class Represented by Amount in Row (11)

        26.8% (2)

14)     Type of Reporting Person (See Instructions)

        CO

----------------

(1) Of the total number of shares of common stock, par value $0.001 per share (the "Common Stock"), of Introgen Therapeutics, Inc. (the "Company") covered by this item (the "Subject Shares"), 3,968,893 shares were previously reported under a Schedule 13G


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


     dated February 13, 2001. The balance of the Subject Shares are issuable upon conversion of shares of Series A Non-Voting Convertible Preferred Stock of the Company that were acquired on July 2, 2001.

(2) Beneficial ownership percentages set forth herein assume that at as of the date of this report, there were 23,568,337 shares of Common Stock outstanding. Pursuant to Rule 13d-3 under the Securities Exchange Act, as amended, 2,343,721 shares of Common Stock issuable upon conversion of the Introgen Series A Non-Voting Convertible Preferred Stock and deemed to be beneficially owned by the reporting person are also assumed to be outstanding for purposes of computing these percentages.


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


     This Schedule 13D is being filed on behalf of Rhone-Poulenc Rorer, Inc., a Pennsylvania corporation (the "Reporting Entity"), and relates to the common stock, par value $0.001 per share, of Introgen Therapeutics, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the shares of common stock of the Company, par value $0.001 per share.

ITEM 1. SECURITY AND ISSUER.

     The securities to which this Statement on Schedule 13D relates are shares of Common Stock of the Company. The address of the principal executive offices of the Company is 301 Congress Avenue, Suite 1850, Austin, Texas 78701.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) - (c) , (f) This statement is being filed by the Reporting Entity, which is incorporated inPennsylvania. The address of the principal business and principal office of the Reporting Entity is 300 Somerset Corporate Boulevard, Bridgewater, New Jersey 08807. The principal business of the Reporting Entity is to act as the holding company for a portion of the U.S. operations of Aventis S.A., a world leader in pharmaceuticals and agriculture headquartered in Strasbourg, France.]

     Information as to the executive officers and directors of the Reporting Entity shall be set forth in Exhibit 99.1 hereto. Information as to the executive officers and directors of Aventis S.A. shall be set forth in Exhibit
99.2 hereto.

     (d) - (e) During the last five years, neither the Reporting Entity nor, to its knowledge, any of the persons listed on Exhibit 99.1 or Exhibit 99.2 hereto,
(1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Subject Shares covered by this statement consist of two parts: (1) 3,968,893 shares (the "Original Introgen Shares") that were issued upon conversion of preferred stock of the Company; and (2) 2,343,721 shares that are issuable upon conversion of Series A Non-Voting Convertible Preferred Stock of Introgen acquired on July 2, 2001.

     The Original Introgen Shares were issued upon conversion of convertible preferred stock of Introgen that was acquired in accordance with a stock purchase agreement with the Company dated October 1994 for an aggregate purchase price of approximately $17.1 million. Pursuant to the terms of this preferred stock, these shares of preferred stock were converted into shares of Common Stock automatically upon the closing of the Company's initial public offering in October 2000. The funds required to purchase the shares of convertible preferred stock of the Company were furnished from the working capital of the Reporting Entity.

     The New Introgen Shares are issuable upon conversion of Series A Non-Voting Convertible Preferred Stock of Introgen acquired on July 2, 2001. This Series A Non-Voting Preferred Stock was acquired under a Series A Non-Voting Convertible Preferred Stock Purchase Agreement with the Company dated as of June 30, 2001 for an aggregate purchase price of $25 million. The funds required to purchase such shares of preferred stock were furnished from the working capital of the Reporting Entity.


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


ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Entity acquired the Subject Shares in connection with a strategic alliance between affiliates of the Reporting Entity and the Company, described more fully below.

     Original Introgen Shares

     The Original Introgen Shares were issued upon conversion of convertible preferred stock of the Company. This preferred stock was purchased in a private placement under a 1994 stock purchase agreement. This agreement was entered into in connection with the establishment in 1994 of a collaborative relationship between affiliates of the Reporting Entity and the Company under two collaboration agreements for developing and commercializing certain gene therapy products.

     New Introgen Shares

     On July 2, 2001, the Company and certain affiliates of the Reporting Entity entered into various agreements (the "Transaction Agreements") by which the collaborative relationships established in 1994 between affiliates of the Reporting Entity and the Company were restructured. Under the Transaction Agreements, (1) the Company acquired all of the worldwide commercial rights to certain gene therapy products developed during the collaboration period and took over from affiliates of the Reporting Entity the further development and commercialization of such products, (2) the Company and certain affiliates of the Reporting Entity exchanged certain intellectual property rights and released various potential claims, (3) the Company agreed to make certain payments to affiliates of the Reporting Entity, (4) an affiliate of the Reporting Entity purchased for $25 million the Series A Non-Voting Convertible Preferred Stock, which is generally convertible into the New Introgen Shares at the option of the holder at any time and at the option of the Company at any time on or after August 1, 2001, (5) affiliates of the Reporting Entity relinquished the right to appoint a director to the board of directors of the Company, (6) affiliates of the Reporting Entity entered into a ten year voting agreement with the Company under which such affiliates agreed to vote the Subject Shares in accordance with the actions of the holders of not less than a majority of the Company's outstanding voting securities (other than those held by affiliates of the Reporting Entity), (7) the Company granted certain registration rights relating to the New Introgen Shares, including certain demand and piggyback registration rights, and (8) affiliates of the Reporting Entity agreed not to sell or transfer the Original Introgen Shares prior to October 3, 2001 and not to sell or transfer the New Introgen Shares prior to July 2, 2002.

     Exhibits and Incorporation by Reference

     The principal Transaction Agreements relating to the Subject Shares, namely the (1) Series A Non-Voting Convertible Preferred Stock Purchase Agreement, (2) Registration Rights Agreement, and (3) Voting Agreement, are filed herewith as Exhibits 1, 2 and 3 to this Schedule 13D and are incorporated into this Schedule 13D by this reference. In addition, the Series B Preferred Stock Purchase Agreement dated as of October 7, 1994, as amended by the Series C Preferred Stock Purchase Agreement, which contains certain demand and piggyback registration rights relating to the Original Introgen Shares, is filed herewith as Exhibit 4 to this Schedule 13D and is incorporated into this Schedule 13D by this reference. The summary above of the agreements and transactions described in this Schedule 13D is qualified in its entirety by the specific language of the agreements so incorporated by reference.

     The Reporting Entity continually reviews its investments in companies, including the Company, with which it has, or has had, a business or strategic relationship. Such reviews may include a variety of factors including but not limited to the Reporting Person's evaluation of the Company's business, prospects and financial condition and of the market for the Common Stock, contractual provisions relating to such investment, as well as general considerations such as prospects for the businesses of the Reporting Entity and its affiliates, liquidity needs, other opportunities, general economic conditions, money and stock market conditions and future developments. As a result of any such review, subject to


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its contractual and other possible limitations,  the Reporting Entity may at any time, or from time to time, acquire or dispose of securities of the Company in the future. Except as described above, the Reporting Entity does not have any plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of this Item.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Subject Shares represent approximately 26.8% of the Company's Common Stock outstanding at December 31, 2000, as adjusted to give effect to the issuance of the New Introgen Shares. Except as may be set forth in any subsequent amendment to this Schedule, neither the Reporting Entity nor any executive officer or director of the Reporting Entity, nor any of the persons listed on Exhibit 99.1 or Exhibit 99.2 hereto beneficially owns any shares of Common Stock other than through their beneficial ownership, if any, of stock of Aventis S.A.

     (b) The Reporting Entity, through its subsidiaries Rhone-Poulenc Rorer International (Holdings), Inc. (with respect to the Original Introgen Shares) and Aventis Pharmaceuticals Products Inc. (with respect to the New Introgen Shares), has sole power to vote and to dispose of the Subject Shares subject, however, to the terms of the agreements referred to in and incorporated by reference into Item 4 above. Neither any executive officer or director of the Reporting Entity nor, to the knowledge of the Reporting Entity, any of the persons listed on Exhibits 99.1 or 99.2 hereto has any power to vote or to direct the vote, or to dispose of or to direct the disposition of, the Subject Shares except to the extent to the extent that any such person may be deemed to have any such power by reason of such person's relationship to or position with the Reporting Entity.

     (c) Except as described in Item 4 of this statement, no transactions in the Common Stock have been effected by the Reporting Entity, or, to the knowledge of the Reporting Entity, any of the persons listed on Exhibit 99.1 or Exhibit 99.2 hereto, during the past 60 days.

     (d) None.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth in this Schedule 13D, or in any amendment hereto, to the knowledge of the Reporting Entity, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Exhibits 99.1 or 99.2 hereto, and between such persons and any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.


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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1 Series A Non-Voting Convertible Preferred Stock Purchase Agreement dated as of June 30, 2001.

     2    Registration Rights Agreement dated as of June 30, 2001

     3    Voting Agreement dated as of June 30, 2001

     4 Series B Preferred Stock Purchase Agreement dated as of October 7, 1994, as amended by Series C Preferred Stock Purchase Agreement (incorporated by reference from Exhibits 10.33 and 10.5 to the Registration Statement on Form S-1 of the Company filed with the Securities and Exchange Commission (Registration No. 333 - 30582)).

     99.1 Information   concerning   directors   and   executive   officers   of
          Rhone-Poulenc Rorer, Inc. (to be filed by amendment)

     99.2 Information concerning members of the Supervisory Board and Management Board of Aventis S.A. (to be filed by amendment)


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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: July 12, 2001.               Rhone-Poulenc Rorer, Inc.



                                          By:      /s/ Edward H. Stratemeier
                                              ---------------------------------
                                                   Name:  Edward H. Stratemeier
                                                   Title:   Vice President


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                                INDEX OF EXHIBITS

     The following exhibits are filed herewith:

   Exhibit
   Number                          Description

      1 Series A Non-Voting Convertible Preferred Stock Purchase Agreement dated as of June 30, 2001.

      2     Registration Rights Agreement dated as of June 30, 2001.

      3     Voting Agreement dated as of June 30, 2001.

      4 Series B Preferred Stock Purchase Agreement dated as of October 7, 1994, as amended by Series C Preferred Stock Purchase Agreement (incorporated by reference from Exhibits 10.33 and 10.5 to the Registration Statement on Form S-1 of the Company filed with the Securities and Exchange Commission (Registration No. 333 - 30582))

      99.1  Information   concerning   directors  and   executive   officers  of
            Rhone-Poulenc Rorer, Inc. (to be filed by amendment)

      99.2  Information   concerning   members  of  the  Supervisory  Board  and
            Management Board of Aventis S.A. (to be filed by amendment)


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